Filed by NRG Energy, Inc. pursuant to
Rule 425 of the Securities Act of 1933
Subject Company: NRG Energy, Inc.
Commission File No.: 001-15891
     On July 14, 2009, NRG Energy, Inc. (“NRG”) issued the following press release:
NRG Energy Urges Stockholders to Vote for NRG’s Experienced and
Highly Qualified Directors
PRINCETON, NJ; July 14, 2009—NRG Energy Inc. (NYSE: NRG) is mailing a letter to NRG stockholders recommending that they vote today for the NRG Board’s four experienced and highly qualified independent directors—John F. Chlebowski, Howard E. Cosgrove, William E. Hantke and Anne C. Schaumburg.
The full text of the letter follows:
July 14, 2009
Dear NRG Stockholders:
By now, having been bombarded with multiple mailings from NRG and from Exelon, you may be yearning for some incontestably impartial advice regarding next week’s proxy contest. You should know that such advice is now available from proxy advisory companies that conduct independent research and analysis and ultimately, recommend how to vote in proxy contests.
EXELON ISN’T PAYING NRG STOCKHOLDERS ENOUGH:
ALL FOUR LEADING PROXY ADVISORY FIRMS RECOMMEND
STOCKHOLDERS VOTE “FOR” RE-ELECTION OF NRG DIRECTORS AND AGAINST BOARD
EXPANSION — VOTE TODAY
The four leading proxy advisory firms, RiskMetrics Group, along with PROXY Governance, Glass Lewis, and Egan-Jones Proxy Services, announced support for NRG and have recommended that NRG stockholders vote FOR the re-election of NRG’s four highly qualified and experienced directors and against Exelon’s board expansion proposal.
RiskMetrics (RMG), in its July 13 report, cited the following*:
“Given RMG’s conclusion that Exelon’s current bid is not compelling enough to support splitting the board with nine dissident nominees, RMG recommends that shareholders vote on the Management Proxy (White Card), and support the re-election of all the incumbent nominees.”
PROXY Governance, in its July 9 report, commented*:
“...We believe shareholders will be best served by re-electing the incumbent nominees...Far from being entrenched, the company’s management and board are open to strategic discussions which might maximize shareholder value...In NRG’s strategies over the past five years one sees an acute awareness of opportunity, and a deep understanding of how and where to hedge various risks.”
In its July 9 report, Glass Lewis stated*:
“...We find no reason to recommend for the election of the Dissident [Exelon] nominees to the NRG board of directors. In our opinion, the board and its advisors have given Exelon’s proposals and Offer reasonable consideration... we do not believe shareholders should support this expansion in the Company’s board.”
Egan-Jones, in its July 9 report, stated*:
“We believe, as reportedly so do several significant shareholders of the Company, that Exelon’s revised offer of July 2 continues to undervalue the Company, thereby making furtherance of its proxy contest undesirable at this time.”
While we believe the unanimous support we’ve received from the proxy advisory firms is an important consideration, we very much recognize and appreciate that you, our stockholders, will be making your own decisions based on a variety of issues and opinions regarding NRG’s appropriate value. Consider the following important key value factors:
NRG’S GROWTH AND VALUE CREATION ARE NOT ACCIDENTAL;
THEY ARE PART OF NRG’S DNA
NRG’s current directors have overseen a five-year period of growth and value creation at NRG based on an unmatched record of financial, operational and transactional execution. NRG continues to believe that Exelon’s hostile proposal is inadequate, highly conditional, and does not compensate NRG stockholders for the value our company has created. Regardless of the outcome with Exelon, the NRG Board and management team will remain committed, as always, to driving value for our stockholders and remaining open to offers at the right price and on the right terms.
In accordance with recommendations from RiskMetrics Group, PROXY Governance, Glass Lewis and Egan-Jones, we strongly urge all NRG stockholders to vote “FOR” our director nominees on the WHITE proxy card and “AGAINST” Exelon’s proposal to expand the Company’s Board.
NRG’S WELL-EXECUTED STRATEGY
CONTINUES TO LEAD THE WAY TO FURTHER GROWTH AND SUCCESS
Your Board has been focused, is focused and will remain focused on creating value for you, NRG’s stockholders. To this end, your Board has overseen the development and effective execution of a distinctive strategy that has significantly increased the value of NRG even in the midst of the current economic down cycle.
•	NRG has increased its guidance for full-year 2009, raising its adjusted EBITDA by $325 million to $2.5 billion, and its cash from operations by $200 million to $1.675 billion.
•	NRG’s strong cash position, the sale of the MIBRAG asset, and the net proceeds of the recent bond offering have resulted in liquidity in excess of $4.0 billion as of June 30, 2009.
•	NRG’s Board of Directors has authorized an increase in the Company’s share buyback program to $500 million, continuing NRG’s long history of returning capital to stockholders. The Company intends to resume its common share repurchases later this year and will seek to complete the $500 million in buybacks by the end of 2009.

The primary components of NRG’s continued growth strategy include opportunities like:
•	NRG’s recent acquisition of Reliant Energy’s retail assets that, thanks to its countercyclical nature, is well on its way to paying for itself—contributing $200 million to NRG’s adjusted EBITDA in the first two months since the transaction closed. By the end of 2009, we expect the total contribution to our adjusted EBITDA to be more than $400 million.
•	NRG’s leading position in the coming U.S. nuclear renaissance, with its plans to develop two additional nuclear units — South Texas Project 3&4 — was chosen as one of only four nuclear development projects advanced by the Department of Energy in its nuclear loan guarantee program.
•	NRG’s organic growth prospects are driven by FORNRG, a Companywide, multi-year initiative to increase the return on invested capital (ROIC) through operational performance improvements, which through 2008 contributed over $150 million in free cash flow and is expected to result in an additional $150 million recurring free cash flow improvement per year by 2012.
•	RepoweringNRG advances NRG’s low to no carbon technology initiatives, thereby reducing the Company’s carbon intensity while adding significant value for NRG stockholders.
•	NRG is focused on value maximization while minimizing capital risk. NRG’s Board has overseen the Company’s value-enhancing actions and we believe NRG has an innovative and promising strategy to deliver value to stockholders now and in the future. As outlined above, with a free cash flow yield exceeding 22% and $4 billion of liquidity, a standalone NRG is far better positioned to realize stockholder value above and beyond Exelon’s inadequate revised offer.
EXELON’S OFFER HAS NEGATIVELY AFFECTED NRG’S STOCK PRICE
We believe that Exelon’s inadequate and highly conditional offer continues to constrain NRG’s stock performance and has for some time. Despite Exelon’s claims regarding NRG’s trading history as compared to its peers, NRG has a long history of substantially outperforming its independent power producers peer group. In fact, looking at the five-year period prior to Exelon’s hostile offer, NRG’s stock not only outperformed its peers, but also outperformed all relevant indices as well as the competitive power industry as a whole, including Exelon.
Since Exelon announced its offer, the stocks of competitive power generators have recovered and, over the last four months, risen on average by approximately 97%. During this same period, however, NRG has only risen by approximately 36%, underscoring our belief that Exelon’s offer has negatively affected our stock price.
As an NRG stockholder, you should vote to tell Exelon to increase its exchange offer and improve its terms substantially or else go away. If they increase substantially, you benefit. If they decline to increase and Exelon walks away, you will be unleashing the power of NRG. Either way, you the stockholder of NRG, win.
VOTE ONLY THE WHITE PROXY CARD TODAY — ELECT THE NRG DIRECTORS
WHO HAVE LOOKED OUT, AND WILL CONTINUE TO LOOK OUT,
FOR YOUR BEST INTERESTS.

Your vote is extremely important. We urge you to use ONLY the WHITE proxy card, not the Blue card, to:
•	Vote “FOR” NRG’s four experienced and highly qualified INDEPENDENT directors — John F. Chlebowski, Howard E. Cosgrove, William E. Hantke and Anne C. Schaumburg; and

•	Vote “AGAINST” Exelon’s proposal to expand your Board.
Please sign, date and return the enclosed WHITE proxy card promptly after you receive it. You may also vote by phone or Internet by following the instructions on your WHITE proxy card. DO NOTE VOTE Exelon’s BLUE proxy card as it can nullify your vote for NRG’s WHITE proxy card.
Your vote is important, no matter how many or how few shares you own. If you have any questions or need any assistance voting your shares, please contact MacKenzie Partners, Inc., which is assisting NRG in this matter, at 800.322.2885.
On behalf of NRG’s Board of Directors, we thank you for your continued support.

Sincerely,

David Crane	Howard Cosgrove
President and Chief Executive Officer	Chairman of the Board
About NRG
NRG Energy, Inc., a Fortune 500 company, owns and operates one of the country’s largest and most diverse power generation portfolios. Headquartered in Princeton, NJ, the Company’s power plants provide more than 24,000 megawatts of generation capacity—enough to supply more than 20 million homes. NRG’s retail business, Reliant Energy, serves more than 1.7 million residential, business, commercial and industrial customers in Texas. A past recipient of the energy industry’s highest honors—Platts Industry Leadership and Energy Company of the Year awards, NRG is a member of the U.S. Climate Action Partnership (USCAP), a group of business and environmental organizations calling for mandatory legislation to reduce greenhouse gas emissions. More information is available at www.nrgenergy.com.
Important Information
In connection with its 2009 Annual Meeting of Stockholders (the “2009 Annual Meeting”), NRG Energy, Inc. (“NRG”) has filed a definitive proxy statement on Schedule 14A with the Securities and Exchange Commission (the “SEC”). INVESTORS AND STOCKHOLDERS OF NRG ARE URGED TO READ THE PROXY STATEMENT FOR THE 2009 ANNUAL MEETING IN ITS ENTIRETY BECAUSE IT CONTAINS IMPORTANT INFORMATION. In response to the exchange offer proposed by Exelon Corporation referred to in this communication, NRG has filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9. STOCKHOLDERS OF NRG ARE ADVISED TO READ NRG’S SOLICITATION/ RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 IN ITS ENTIRETY BECAUSE IT CONTAINS IMPORTANT INFORMATION. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities of NRG.
Investors and stockholders will be able to obtain free copies of NRG’s definitive proxy statement, the Solicitation/Recommendation Statement on Schedule 14D-9, any amendments or supplements to the proxy statement and/or the Schedule 14D-9, any other documents filed by NRG in connection with the 2009 Annual Meeting and/or the exchange offer by Exelon Corporation, and other documents filed with the SEC by NRG at the SEC’s website at www.sec.gov. Free copies of the definitive proxy statement, the Solicitation/ Recommendation Statement on Schedule 14D-9, and any amendments and supplements to these documents can also be obtained by directing a request to Investor Relations Department, NRG Energy, Inc., 211 Carnegie Center, Princeton, New Jersey 08540.
NRG and its directors and executive officers will be deemed to be participants in the solicitation of proxies in connection with its 2009 Annual Meeting. Detailed information regarding the names, affiliations and interests of NRG’s directors and executive officers is available in the definitive proxy statement for the 2009 Annual Meeting, which was filed with the SEC on June 16, 2009.
Forward-Looking Statements
This communication contains forward-looking statements that may state NRG’s or its management’s intentions, hopes, beliefs, expectations or predictions for the future. Such forward-looking statements are subject to certain risks, uncertainties and assumptions, and typically can be identified by the use of words such as “will,” “expect,” “estimate,” “anticipate,” “forecast,” “plan,” “believe” and similar terms. Although NRG believes that its expectations are reasonable, it can give no assurance that these expectations will prove to have been correct, and actual results may vary materially. Factors that could cause actual results to differ materially from those contemplated above include, among others, risks and uncertainties related to the capital markets generally.
The foregoing review of factors that could cause NRG’s actual results to differ materially from those contemplated in the forward-looking statements included herein should be considered in connection with information regarding risks and uncertainties that may affect NRG’s future results included in NRG’s filings with the SEC at www.sec.gov. Statements made in connection with the exchange offer are not subject to the safe harbor protections provided to forward-looking statements under the Private Securities Litigation Reform Act of 1995.

Your vote is important, no matter how many or how few shares you own!
If you have any questions, require assistance with voting your WHITE proxy card, or need additional copies of the NRG proxy materials, please contact:

proxy@mackenziepartners.com
(212) 929-5500 (Call Collect) or (800) 322-2885
To vote your shares, please sign, date and return the enclosed WHITE proxy card by mailing it in the enclosed preaddressed, stamped envelope. Or you may vote the WHITE proxy card via phone or Internet by following the instructions on the card.
We encourage you to disregard and not return any blue proxy cards that you receive from Exelon.
###

Contacts:

Investors:	Media:
Nahla Azmy	Meredith Moore
609.524.4526	609.524.4522

David Klein	Lori Neuman
609.524.4527	609.524.4525

Erin Gilli	David Knox
609.524.4528	713.795.6106